Exhibit 10.6

*	Certain identified information has been excluded from this exhibit because it is not material and is the type of information that the Company customarily and actually treats as private and confidential. Redacted information is indicated by [***].

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this “Agreement”) is made and entered into effective May 1, 2026 (the “Effective Date”), by and between Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”), and Mark Duff (the “Executive”). Capitalized, bold-faced terms used in this Agreement and not otherwise defined in the body of the Agreement have the meanings set forth in Appendix A (Definitions), which is incorporated by reference into and forms part of this Agreement.

RECITALS

WHEREAS, the Company wishes to continue to employ the Executive following the expiration of the Executive’s prior employment agreement and to set forth the terms and conditions of such employment in this Agreement; and

WHEREAS, the Company considers the Executive’s services to be unique and of special value and desires to provide for the Executive’s continued service to the Company.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties set forth in this Agreement, the Company and the Executive agree as follows:

1.	TERM.

1.1	Initial Term. The term of this Agreement shall commence on the Effective Date and shall continue until April 30, 2029, unless earlier terminated in accordance with Section 4 (the “Term”).

1.2	No Automatic Renewal. This Agreement does not automatically renew upon expiration of the Term. Any extension or renewal shall be in the sole discretion of the Company’s Board of Directors (or its Compensation Committee) and must be set forth in a writing signed by both parties.

2.	POSITION AND DUTIES.

2.1	Position. The Company employs the Executive as Chief Executive Officer and President of the Company (the “CEO”), reporting to the Company’s Board of Directors (the “Board”). The Board may reasonably modify in good faith the Executive’s duties, authority, reporting relationships, and responsibilities from time to time to reflect bona fide business needs, provided the role of the Executive retains substantially equivalent authority, responsibilities, stature, and resources, and no “Material Diminution” occurs (as defined in Appendix A to this Agreement).

2.2	Location. The Executive’s principal place of employment will be in Knoxville, Tennessee, subject to reasonable business travel and temporary assignments as required by the Executive’s duties.

2.3	Exclusive Services. During employment, the Executive shall devote substantially all business time and attention to the Company and shall faithfully perform the duties assigned by the Board, subject to the Company’s policies and codes of conduct.

3.	COMPENSATION AND BENEFITS.

3.1	Base Salary. The Executive’s annual base salary shall be $429,670 (“Base Salary”), payable in accordance with the Company’s payroll practices and subject to required withholdings. The Compensation Committee may increase (but not decrease) Base Salary from time to time.

3.2	Annual Incentive Opportunity. In addition to the Base Salary, for each year (or portion thereof) during the Term the Company will pay to the Executive the incentive compensation bonus, if any, that is payable pursuant to the Management Incentive Plan (“MIP”) for such Executive in effect for such year as may be adopted by the Board of the Company or Compensation Committee and agreed to by the Executive with respect to the particular fiscal year of the Company (the “Incentive Bonus”), subject to plan terms and applicable performance goals established in the Executive’s MIP. The Incentive Bonus, if any, may be modified, changed or terminated at any time or for any reason by the Compensation Committee in its sole discretion in accordance with the terms of the MIP applicable to the Executive.

3.3	Equity Awards. The Executive shall be eligible to receive equity awards under the Company’s equity incentive plans, subject to the terms of such plans and as determined by the Compensation Committee.

3.4	Benefits. During the Term, the Executive shall be entitled to participate in all employee benefit plans that are generally made available to other employees of the Company, subject to the terms and conditions of such benefits and plans, and as such benefits and plans may be changed by the Company from time to time. Such benefits include, but are not limited to, (i) group medical insurance coverage, (ii) group life insurance coverage, (iii) 401(k) plan, and (iv) the equity awards described in Section 3.3 of this Agreement. The Company reserves the right to amend or terminate any employee benefit plans at any time in its sole discretion, subject to the terms of such employee benefit plan and applicable law.

2

3.5	Expenses. During the Term, the Company shall pay directly, or reimburse the Executive for, any reasonable and necessary expenses and costs incurred by the Executive in connection with, or arising out of, the performance of the Executive’s duties hereunder, provided that such expenses and costs shall be paid or reimbursed subject to such rules, regulations, and policies of the Company as established from time to time by the Company and the applicable laws to which the Company is subject, and provided further that the Executive is not otherwise in breach of this Agreement with respect to the activity for which the Executive is seeking reimbursement.

In the event the Executive incurs legal fees and expenses to enforce this Agreement, the Company shall promptly reimburse the Executive the reasonable and necessary legal fees and expenses of the Executive in enforcing this Agreement, but only upon the adjudication by a court of competent jurisdiction that the Executive is not otherwise in breach of this Agreement.

3.6	Fringe Benefits. During the Term, the Executive shall be entitled to all fringe benefits as in effect at any time during the Term with respect to other senior executives of the Company, including, but not limited to, paid vacation in accordance with Section 3.7 of this Agreement.

3.7	Vacation. The Executive shall be entitled to five (5) weeks of paid vacation per year.

4.	TERMINATION.

4.1.	Termination by the Company as a Result of Death or Disability.

4.1.1	Death. The Executive’s employment with the Company shall terminate automatically upon the Executive’s death.

4.1.2	Disability. Subject to the terms of this Agreement, the Company may terminate the Executive’s employment with the Company after establishing the Executive’s Disability, as defined in Appendix A hereto, by delivering written notice to the Executive of its intention to terminate the Executive’s employment with the Company due to Disability (“Disability Termination Notice”). In such a case, the Executive’s employment with the Company shall terminate effective on the earlier of the otherwise scheduled expiration of the Term pursuant to Section 1 of this Agreement or on the thirtieth (30th) day following the Executive’s receipt of the Disability Termination Notice (the “Disability Termination Date”), provided that the Executive has not returned to full-time performance of his duties under this Agreement prior to the Disability Termination Date.

3

If the Executive recovers from such Disability and returns to full-time performance of his duties prior to the Disability Termination Date specified in the applicable Disability Termination Notice, such Disability Termination Notice shall be null and void and of no further force or effect, and the Company shall not terminate the Executive’s employment pursuant to such Disability Termination Notice. For the avoidance of doubt, nothing in this Section 4.1.2 shall limit the Company’s right to terminate the Executive’s employment for a subsequent Disability, provided that any such termination shall require a new determination of Disability and the delivery of a new Disability Termination Notice in accordance with this Section 4.1.2.

4.1.3	Payments upon Termination Due to Death or Disability. Upon the Executive’s separation from service as a result of the termination of Executive’s employment with the Company due to the Executive’s Death or Disability, the Company shall make the following payments or provide for the following benefits to be made to the Executive (or, in the case of Executive’s Death, the Executive’s estate and/or beneficiary), in a single lump sum payment, in current funds, within thirty (30) days following termination; provided, however, any payment or provision of benefits required under this Section 4.1.3 that cannot be made within the time periods specified due to the administrative requirements of applicable employee benefit plans, equity compensation plans, third-party administrator timing, legal or regulatory constraints (including COBRA and bonus certification requirements), or events or circumstances outside the reasonable control of the Company, shall be made or provided as soon as administratively practicable thereafter and in accordance with the applicable terms of such plan, arrangement, or law:

(a)	Earned but Unpaid Base Salary. Any earned but unpaid Base Salary through the date of termination (“Accrued Base Salary”);

(b)	Reimbursement of Unreimbursed Business Expenses. Reimbursement for any unreimbursed expenses properly incurred and paid in accordance with the terms of this Agreement, through the date of termination (“Reimbursements”);

4

(c)	Accrued but Unused Vacation. Payment for any accrued but unused vacation time in accordance with the terms of this Agreement and Company policy (“Unused Vacation”);

(d)	Vested Accrued Benefits. Such vested accrued benefits and other payments, if any, as to which the Executive (and his eligible dependents) may be entitled under, and in accordance with the terms and conditions of, the Company’s employee benefit arrangements, other than any severance pay plan (collectively, the “Vested Accrued Benefits”);

(e)	Earned but Unpaid Bonuses. Any bonuses earned by the Executive but remaining unpaid for any year prior to the year in which the date of termination occurs (the “Prior Year Unpaid Bonuses”);

(f)	Pro-Rata Incentive Bonus. A pro-rata portion of the Incentive Bonus, if any, for the year of termination (“Pro-Rata Incentive Bonus”) due to Executive’s Death or Disability, prorated based on days employed during such year and payable at the same time as similar such payments are payable to senior executives generally, subject to any required performance certification;

(g)	Cash Medical Continuation Benefit.

(i) Death. In the event of the Executive’s termination of employment due to Death, the Executive’s estate or beneficiaries shall be paid a lump-sum payment (the “Cash Medical Continuation Benefit”) equal to (x) 18 multiplied by (y) the monthly premium that would be required to be paid, pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), to continue group health coverage for the Executive’s eligible covered dependents in effect on the date of the Executive’s termination of employment, based on the premium for the first month of COBRA coverage.

(ii) Disability. In the event of the Executive’s termination of employment due to Disability, the Executive shall be paid the Cash Medical Continuation Benefit” to continue group health coverage for the Executive and the Executive’s eligible covered dependents (if any) in effect on the date of the Executive’s termination of employment, based on the premium for the first month of COBRA coverage.

5

(iii) Taxability of Cash Payments. The Cash Medical Continuation Benefit payable pursuant to (i) or (ii) of this subsection (g) shall be taxable and shall be paid regardless of whether COBRA continuation coverage is actually elected.

(h)	Vesting of Outstanding Equity Awards. Notwithstanding anything to the contrary contained herein or in the vesting and exercisability schedule in any stock option or other grant agreement between the Company and the Executive, all of the Executive’s then outstanding stock options and other equity awards, if any, granted by the Company to the Executive pursuant to any such agreement shall, to the extent not already vested, vest in their entirety and, as applicable, become immediately and automatically exercisable commencing on the date of termination, with such options and awards remaining exercisable for the earlier of the original option term or twelve (12) months from the date of termination.

4.2	Termination by the Company for Cause. Subject to the terms of this Agreement, the Company may terminate the Executive’s employment with the Company at any time for “Cause,” as defined in Appendix A to this Agreement. Upon termination for Cause, the Company shall pay to the Executive only the following:

4.2.1	Accrued Base Salary;

4.2.2	Reimbursements;

4.2.3	Unused Vacation;

4.2.4	Vested Accrued Benefits; and

4.2.5	Prior Year Unpaid Bonuses.

For the avoidance of doubt, the Executive shall not be entitled to any severance payments, continued medical benefits (except pursuant to the terms of any Company-sponsored health insurance plan in which the Executive was a participant), equity acceleration, or other post-termination payments or benefits except as expressly provided in this Section 4.2.

6

4.3	Termination by the Company Without Cause or by the Executive for Good Reason. Subject to the terms of this Agreement, the Company may terminate the Executive’s employment at any time during the Term without Cause, and the Executive may terminate his employment with the Company at any time during the Term for “Good Reason,” as defined in Appendix A hereto.

4.3.1	Payments upon a Termination by the Company Without Cause or by the Executive for Good Reason (Non-Change in Control). If the Executive terminates his employment under this Agreement for Good Reason or the Company terminates the Executive’s employment hereunder without Cause (other than a termination by reason of Death or Disability) during the Term, and the Executive has not received and is not entitled to any payment under Section 4.3.2 hereof, then the Company shall pay or provide the Executive the following severance benefits, subject to execution by the Executive of a Release pursuant to and in accordance with Section 4.5.1 hereof:

(a)	a lump sum cash payment in a total amount equal to the sum of (i) 2.0 times the amount of the Executive’s Base Salary as of the date of termination, plus (ii) 1.0 times the amount of the Executive’s target Incentive Bonus under the MIP in effect for the year in which the Executive’s termination by the Company without Cause or termination by the Executive for Good Reason occurs, assuming for purposes of this clause (ii) that the Executive had achieved the 100% performance target level identified in the Executive’s MIP (the “Target Bonus,” and, together with the payments identified in clause (i), the “Severance Payment”);

(b)	Reimbursements;

(c)	Unused Vacation;

(d)	Vested Accrued Benefits;

(e)	Prior Year Unpaid Bonuses;

(f)	the lump-sum Cash Medical Continuation Benefit provided for in Section 4.1.3(g) of this Agreement, equal to 18× the monthly COBRA premium for the Executive’s covered dependents in effect on the termination date (taxable).

7

(g)	in the event a Change in Control, as such term is defined in Section 4.4 and Appendix A hereto, shall not have theretofore occurred, and the Company has terminated the Executive’s employment under this Agreement without Cause or the Executive has terminated his employment under this Agreement for Good Reason, notwithstanding anything to the contrary contained herein or in the vesting and exercisability schedule in any stock option or other grant agreement between the Company and the Executive, all of the Executive’s then outstanding stock options and other equity awards, if any, granted by the Company to the Executive pursuant to any such agreement shall vest pro-rata based on the portion of the vesting period elapsed through the Date of Termination, and the Executive shall be entitled to exercise such options until the earliest of 12 months after the Date of Termination or the original option expiration date.

4.3.2	Termination by the Company Without Cause or by the Executive for Good Reason Following a Change in Control. If within 24 months following a Change in Control, as defined in Section 4.4 and Appendix A hereto, the Executive’s employment is terminated by Company without Cause (other than by reason of death or Disability) or by Executive for Good Reason, then the Company shall pay or provide the Executive the following severance benefits, subject to execution by the Executive of a Release pursuant to and in accordance with Section 4.5.1 hereof:

(a)	a lump sum cash payment in the total amount equal to the sum of (a) 2.0 times the amount of the Executive’s Base Salary as of the date of termination, plus 2.0 times the Target Bonus (collectively, the “Change in Control Severance Payment”);

(b)	Reimbursements;

(c)	Unused Vacation;

(d)	Vested Accrued Benefits;

(e)	Prior Year Unpaid Bonuses;

8

(f)	the lump-sum Cash Medical Continuation Benefit provided for in Section 4.1.3(g) of this Agreement, equal to 18× the monthly COBRA premium for the Executive’s covered dependents in effect on the termination date (taxable); and

(g)	notwithstanding anything to the contrary contained herein or in the vesting and exercisability schedule in any stock option or other grant agreement between the Company and the Executive, in the event of a Change in Control, all of the Executive’s then outstanding stock options and other equity awards, if any, granted by the Company to the Executive pursuant to any such agreement shall, to the extent not already vested, vest in their entirety and, as applicable, become immediately and automatically exercisable commencing on the date of termination until the earlier of 12 months post-termination or the original term of such option or equity award.

4.4	Change in Control. “Change in Control” has the meaning set forth in Code Section 409A(a)(2)(A)(v) and Treasury Regulation § 1.409A-3(i)(5), more particularly described in Appendix A hereto.

4.5	Payments; Release; No Duty to Mitigate.

4.5.1	Release. The Company’s obligation to pay Executive the Severance Payment (Section 4.3.1) and the Change in Control Severance Payment (Section 4.3.2), shall be subject to the Executive executing a release of claims against the Company before the end of the Release Expiration Date (defined below) and provided further that nothing contained in such release shall constitute a release of the Company from any obligations it may have to the Executive (a) under this Agreement or any other written agreement between the Executive and the Company in effect as of the date of termination; (b) relating to any employee benefit plan, stock option plan, stock option agreement or ownership of the Company’s stock or debt securities; or (c) relating to any rights of indemnification and/or defense under the Company’s certificate of incorporation, bylaws, under any other written agreement between the Executive and the Company or coverage under officers and directors insurance. The Company will deliver such release to Executive pursuant to and in accordance with the terms of this Section 4.5.1 within ten (10) calendar days following the date on which such termination of employment constitutes a separation of service under the terms of this Agreement, and the Company’s failure to deliver such release prior to the expiration of such date of termination shall constitute a waiver of any requirement to execute such release. Assuming timely delivery of the release by the Company, if the release is pursuant to and in accordance with this Section 4.5.1, and Executive fails to execute such release on or prior to the Release Expiration Date, Executive will not be entitled to Severance Payments or the Change in Control Severance Payment. In any case where the date of the separation from service and the Release Expiration Date fall in two separate taxable years, any payments required to be made to Executive that are subject to the release condition and are treated as nonqualified deferred compensation for purposes of Section 409A shall be made in the later taxable year. The term “Release Expiration Date” shall mean the date that is twenty-one (21) days following the date upon which the Company timely delivers to Executive the release meeting the requirements as provided above, or in the event that Executive’s separation from service is “in connection with an exit incentive or other employment termination program” (as such phrase is defined in the Age Discrimination in Employment Act of 1967), the date that is forty-five (45) days following such delivery.

9

As a further condition to the Executive’s entitlement to any remaining unpaid Severance Payment or Change in Control Severance Payment under Section 4.3 hereof, the Executive shall remain in compliance with the covenants set forth in Section 8.5 (Mutual Non-Disparagement). In the event of a material breach of Section 8.5 by the Executive following the Executive’s execution of the Release, the Company’s obligation to make any unpaid Severance Payments or Change in Control Severance Payments shall immediately cease.

4.5.2	No Duty to Mitigate. The Executive shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section 4 be reduced by any compensation earned by the Executive as the result of the Executive’s employment by another person, employer or business or by profits earned by the Executive from any other source at any time before and after the Executive’s date of termination.

Without limiting the provisions of Section 4.1.3, the timing of any payment or provision of benefits under this Section 4 shall be subject to the administrative requirements of applicable employee benefit plans, equity compensation plans, third-party administrators, and applicable law.

4.6	Termination by the Executive for Any Reason Other Than Good Reason. If Executive terminates his employment with the Company for any reason other than for Good Reason during the Term, the Company shall pay or provide to the Executive:

4.6.1	Accrued Base Salary;

4.6.2	Reimbursements;

4.6.3	Unused Vacation.

4.6.4	Vested Accrued Benefits; and

4.6.5	Prior Year Unpaid Bonuses.

For the avoidance of doubt, the Executive shall not be entitled to any severance payments, continued medical benefits (except pursuant to the terms of any Company-sponsored health insurance plan in which the Executive was a participant), equity acceleration, or other post-termination payments or benefits except as expressly provided in this Section 4.6.

4.7	Resignation from All Other Positions. On termination of the Executive’s employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the Board (or a committee thereof) of the Company or any of its affiliates.

5.	NOTICE OF TERMINATION. Any termination by the Company for Cause, or by the Executive for Good Reason, shall be communicated by written notice stating the specific basis and effective date, consistent with the cure periods set forth in Appendix A under the definition of “Good Reason.”

10

6.	INDEMNIFICATION.

6.1.	The Company shall indemnify, defend and hold harmless the Executive against any and all expenses reasonably incurred by him in connection with or arising out of (a) the defense of any action, suit or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), in which he is a party, or (b) any claim asserted or threatened against him, in either case by reason of or relating to his being or having been an employee, officer, director or agent of the Company or a subsidiary of the Company or another company partnership, joint venture, trust or other enterprise for which he was serving in such capacity at the request of the Company, whether or not he continues to be such an employee, officer, director or agent at the time of incurring such expenses, provided, however, no such indemnification shall be made (i) if such indemnification is prohibited by law, (ii) with respect to any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive’s employment hereunder, or (iii) if it is determined by a court of competent jurisdiction that the Executive did not (A) act in good faith, (B) act in a manner he reasonably believed to be in or not opposed to the best interest of the Company or (C) have reasonable cause to believe his conduct was not unlawful. Such expenses shall include, without limitation, the fees and disbursements of attorneys, amounts of judgments and amounts of any settlements. The foregoing indemnification obligation is independent of any similar obligation provided in the Company’s certificate of incorporation or bylaws, and shall apply with respect to any matters attributable to periods prior to or after the date of this Agreement, and to matters attributable to the Executive’s employment hereunder, without regard to when asserted. In no event shall the Company be liable for the fees and expenses of more than one counsel (in addition to any local counsel) separate from its own counsel, and the Company will not indemnify the Executive for the fees or expenses of the Executive’s counsel in connection with any claim which is being defended by counsel appointed by the Company or the Company’s insurance carrier; provided, however, that if the Executive shall have reasonably concluded (based on the advice of counsel) that there is a conflict of interest between the Company and the Executive for counsel appointed by the Company or the Company’s insurance carrier that would prohibit the counsel retained by the Company or its insurance carrier from representing the Executive, the Company shall reimburse the Executive for the reasonable fees and expenses of one (1) separate counsel in addition to any local counsel for the Executive in connection with such claims, subject to the limitations set forth above in this Section 6.

6.2.	Costs and expenses incurred by the Executive in defense of any such Proceeding described in Section 6.1 above for which indemnification is to be made by the Company (including attorneys’ fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount, and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

11

7.	SECTION 409A2; SECTION 280G; CLAWBACK.

7.1.	Compliance with Section 409A. It is intended that the provisions of this Agreement comply with or be excepted from Section 409A, as applicable, and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. If any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause the Executive to incur any additional tax or interest under Section 409A, the Company shall, upon the specific request of the Executive, use its reasonable business efforts to, in good faith, reform such provision to comply with Section 409A; provided, that to the maximum extent practicable, the original intent and economic benefit to the Executive and the Company of the applicable provision shall be maintained, but the Company shall have no obligation to make any changes that could create any additional economic cost or loss of benefit to the Company. The Company shall timely use its reasonable business efforts to amend any plan or program in which the Executive participates to bring it in compliance with Section 409A to the extent such compliance is required. Notwithstanding the foregoing, the Company shall have no liability with regard to any failure to comply with Section 409A so long as it has acted in good faith with regard to compliance therewith.

7.2.	Separation From Service. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “Separation from Service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “resignation,” “termination,” “termination of employment” or like terms shall mean Separation from Service. If the Executive is deemed on the date of termination of his employment to be a “specified employee”, within the meaning of that term under Section 409A(a)(2)(B) of the Code and using the identification methodology selected by the Company from time to time, or if none, the default methodology, then with regard to any payment, the providing of any benefit or any distribution of equity made subject to this Section to the extent required to be delayed in compliance with Section 409A(a)(2)(B) of the Code, and any other payment, the provision of any other benefit or any other distribution of equity that is required to be delayed in compliance with Section 409A(a)(2)(B) of the Code, such payment, benefit or distribution shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of the Executive’s Separation from Service or (ii) the date of the Executive’s death. On the first day of the seventh month following the date of the Executive’s Separation from Service or, if earlier, on the date of his death, (x) all payments delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein and (y) all distributions of equity delayed pursuant to this Section 7.2 shall be made to the Executive. In addition to the foregoing, to the extent required by Section 409A(a)(2)(B) of the Code, prior to the occurrence of a Disability termination as provided in this Agreement, the payment of any compensation to the Executive under this Agreement shall be suspended for a period of six months commencing at such time that the Executive shall be deemed to have had a Separation from Service because either (A) a sick leave ceases to be a bona fide sick leave of absence, or (B) the permitted time period for a sick leave of absence expires (an “SFS Disability”), without regard to whether such SFS Disability actually results in a Disability termination. Promptly following the expiration of such six-month period, all compensation suspended pursuant to the foregoing sentence (whether it would have otherwise been payable in a single sum or in installments in the absence of such suspension) shall be paid or reimbursed to the Executive in a lump sum. On any delayed payment date under this Section there shall be paid to the Executive or, if the Executive has died, to his estate, in a single cash lump sum together with the payment of such delayed payment, interest on the aggregate amount of such delayed payment at the Delayed Payment Interest Rate (defined below in this Section 7.2) computed from the date on which such delayed payment otherwise would have been made to the Executive until the date paid. For purposes of the foregoing, the “Delayed Payment Interest Rate” shall mean the short term applicable federal rate provided for in Section 1274(d) of the Code as of the business day immediately preceding the payment date for the applicable delayed payment. To the extent that this Agreement provides for any payments of nonqualified deferred compensation (within the meaning of Section 409A) to be made in installments (including, without limitation, any severance payments), each such installment shall be deemed to be a separate and distinct payment for purposes of Section 409A.

12

7.3.	Reimbursement Provisions. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense was incurred.

7.4.	280G Parachute Payments. In the event that any payments or benefits (whether made or provided pursuant to this Agreement or otherwise) provided to Executive constitute “parachute payments”‘ within the meaning of Section 280G of the Code (“Parachute Payments”), and will be subject to an excise tax imposed pursuant to Section 4999 of the Code, the Executive’s Parachute Payments will be reduced to an amount determined by the Company in good faith to be the maximum amount that may be provided to the Executive without resulting in any portion of such Parachute Payments being subject to such excise tax (the amount of such reduction, “Cutback Benefits”). The Parachute Payment reduction contemplated by the preceding sentence, if applicable, shall be implemented by determining the “Parachute Payment Ratio” (as defined below) for each Parachute Payment and then reducing the Parachute Payment in order beginning with the Parachute Payment with the highest Parachute Payment Ratio. For Parachute Payments with the same Parachute Payment Ratio, such Parachute Payments shall be reduced based on the time of payment of such Parachute Payments, with amounts having later payment dates being reduced first. For Parachute Payments with the same Parachute Payment Ratio and the same time of payment, such Parachute Payments shall be reduced on a pro rata basis (but not below zero) prior to reducing Parachute Payments with a lower Parachute Payment Ratio. For purposes hereof, the term “Parachute Payment Ratio” shall mean a fraction the numerator of which is the value of the applicable Parachute Payment for purposes of Section 280G of the Code and the denominator of which is the intrinsic value of such Parachute Payment.

7.5.	Clawback Provisions. Notwithstanding any provision of this Agreement to the contrary, Executive acknowledges that any incentive-based compensation paid to Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation, or stock exchange listing requirement will be subject to such deductions and clawback as may be required to be made pursuant to such law, government, regulation, or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement),

13

8.	CONFIDENTIALITY; RESTRICTIVE COVENANTS; STATE RIDERS.

8.1	Confidentiality. During employment and for 12 months thereafter (the “Restricted Period”), the Executive shall not disclose or use the Company’s Confidential Information, as defined in Section 8.1.1.1 below, other than for the Company’s benefit, subject to customary exceptions as set forth in Section 8.1.1.2 below. Certain terms in boldface used within Section 8.1.1 are defined in Appendix A to this Agreement.

8.1.1	Confidential Information.

8.1.1.1	“Confidential Information” means information (in any form or medium—oral, written, electronic, visual, sample, prototype, or otherwise, and whether fixed, stored, transmitted, or displayed) that is non-public, proprietary, or confidential to the Company, or to any third party that has entrusted information to the Company, including without limitation: (1) Business/Commercial: customer and prospect lists; contact and relationship histories; vendor/supplier lists; pricing, costs and margins; bids and proposals; commercial terms; sales pipelines and forecasts; product or service roadmaps; strategic, marketing, and business plans; market analyses; and corporate development materials (including diligence, valuations, and term sheets); (2) Financial/Operational: non-public financial statements and results; budgets; models and analyses; capital plans; KPIs; inventory and logistics data; facility layouts; SOPs; quality, safety, compliance, and audit reports; (3) Technical/IP: source code, object code, scripts, models, algorithms, data schemas, database designs, architectures, APIs, test suites, technical specifications, prototypes, formulas, research notes, invention disclosures, and trade-secret know-how; (4) Data & Privacy: Company Data and Personal Data (including any data subject to privacy, security, or sectoral regulation), tokens, telemetry, usage logs, datasets (raw, labeled, or synthetic), analytics, dashboards, and system-generated metadata; (5) Cybersecurity & Trust: network diagrams, infrastructure maps, asset inventories; security architectures and controls; vulnerability and penetration-test results; risk assessments; incident response plans, playbooks, and records; security/audit logs; threat intelligence; Access Credentials or Authentication Materials, API Keys, certificates, private keys, MFA Seed Material, and any information that could reasonably be used to compromise Company Systems or Company Data; (6) Government/Third-Party Protected: information derived from or relating to government contracts (including technical data and deliverables, program, site, and facility information), and any third-party confidential or proprietary information the Company is obligated to protect by law, regulation, or agreement. For clarity, Confidential Information includes information created by the Executive in the course of employment that is based on or incorporates any of the foregoing.

14

8.1.1.2	“Confidential Information” does not include information that the Executive can demonstrate by competent written evidence is: (a) generally available to and known by the public through no breach by the Executive or anyone acting in concert with the Executive; (b) lawfully obtained by the Executive from a third party on a non-confidential basis without breach of any obligation to the Company; or (c) independently developed by the Executive without use of or reference to the Company’s Confidential Information. Nothing in this Agreement prohibits lawful communications with a government agency or regulator, or disclosures required by law, rule, or legal process; provided that, where lawful, the Executive gives the Company reasonable advance notice and cooperates in seeking confidential treatment.

8.1.2	Data Security & Return/Deletion.

8.1.2.1	Data Security Obligations. The Executive shall use reasonable measures to protect the security of the Company’s systems and information, including complying with all Company policies relating to information security, acceptable use, data retention, classification, and access controls. The Executive shall not (i) circumvent or disable security features; (ii) store or transmit Company Confidential Information on personal devices or accounts except as expressly authorized in writing; or (iii) copy, transfer, or export any Company credentials, Encryption Keys, authentication tokens, MFA seed material, recovery codes, certificates, or other access-control artifacts.

8.1.2.2	Return of Company Property and Data. Upon termination of employment for any reason, or upon the Company’s request, the Executive shall promptly return to the Company all Company Property and all Confidential Information in the Executive’s possession, custody, or control, regardless of format (including laptops, external drives, mobile devices, security badges, documents, cloud-stored materials, and system credentials).

8.1.2.3	Secure Deletion. To the extent any Confidential Information or Company Property is stored on any personal device, account, drive, medium, or cloud service, the Executive shall (i) identify such storage to the Company upon request; (ii) cooperate in the secure deletion or removal of the information; and (iii) certify in writing, upon request, that all such materials have been permanently deleted or returned.

8.1.2.4	Forensic Cooperation. The Executive shall reasonably cooperate with the Company, upon request, to confirm the return or secure deletion of Company Confidential Information, including by enabling inspection or verification (through screen-share, logs, or third-party forensic support) in a manner that does not unreasonably interfere with the Executive’s personal privacy or obligations.

8.1.2.5	Survival. The obligations of this Section shall survive termination of employment and apply in addition to the Executive’s confidentiality obligations under this Agreement.

15

8.2	Employee Non-Solicitation. During the Restricted Period, the Executive shall not directly or indirectly solicit any employee of the Company with whom the Executive worked or over whom the Executive had supervisory responsibility during the 12 months preceding termination, to terminate such employee’s employment with the Company or to accept employment elsewhere; general solicitations not targeted at Company employees are excluded.

8.3	Non-Competition; State-Specific Application. No post-employment non-competition covenant shall apply unless expressly set forth in an Applicable State Rider. For the avoidance of doubt, if no Applicable State Rider is attached, no non-competition covenant applies.

8.4	Applicable State; Priority. “Applicable State” means the U.S. state in which the Executive primarily resides or works as of the termination date (or, for equitable relief, as of the alleged breach). In the event of a conflict between a State Rider and this Agreement, the State Rider controls for disputes arising under such state’s law and public policy.

8.5	Mutual Non-Disparagement.

Subject to applicable law, the Executive covenants and agrees that the Executive shall not in any way publicly disparage, call into disrepute, or otherwise defame or slander the Company or any of its subsidiaries in any manner that would materially damage the business or reputation of the Company, any of its subsidiaries, or any of their respective directors, officers, or employees, in any manner that would reasonably be expected to materially damage the business or reputation of the Company or its subsidiaries, or the professional reputation of such directors, officers, or employees acting in their capacity as such.

The Company covenants and agrees, on behalf of itself and its subsidiaries, that neither the Company, any of its subsidiaries, nor any of their respective directors or officers acting on behalf of the Company or any of its subsidiaries shall in any way publicly disparage, call into disrepute, or otherwise defame or slander the Executive.

Nothing in this Section shall preclude or restrict the Executive or the Company (including its officers, directors, or employees) from making truthful statements required by applicable law, regulation, or legal process, or from communicating with governmental or regulatory agencies, and the making of such statements or communication shall not constitute a violation of this Section 8.5.

8.6	Cooperation. Following termination of employment for any reason, to the extent reasonably requested by the Board or the CEO, the Executive shall cooperate with the Company in connection with matters arising out of the Executive’s service to the Company; provided that the Company shall make reasonable efforts to minimize disruption of the Executive’s other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation and, to the extent the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate based on the Executive’s Base Salary on the termination date.

16

9.	MISCELLANEOUS.

9.1	Notices. All notices relating to this Agreement shall be in writing and shall be either personally delivered, sent by telecopy (receipt confirmed) or mailed by certified mail, return receipt requested, to be delivered at such address as is indicated below, or at such other address or to the attention of such other person as the recipient has specified by prior written notice to the sending party. Notice shall be effective when so personally delivered, one business day after being sent by telecopy, or five days after being mailed.

If to the Company:

Perma-Fix Environmental Services, Inc.

8302 Dunwoody Place, Suite 250

Atlanta, Georgia 30350

Attn: Chairman of the Board

If to the Executive:

Mark Duff

[***]

9.2	Governing Law; Venue. Except as provided in any Applicable State Rider, this Agreement and any dispute arising out of or relating to it shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts-of-law principles. Each party irrevocably submits to the exclusive jurisdiction and venue of the state and federal courts located in Fulton County, Georgia (Atlanta) for any action, suit, or proceeding arising out of or relating to this Agreement; provided, however, that if proceedings in the selected forum would likely produce a result that offends the fundamental public policy of the Applicable State with respect to restrictive covenants or similar employment-related restraints, the forum selection shall yield to the courts of the Applicable State for that limited purpose. Each party waives any objection to venue and irrevocably waives any claim that such courts are an inconvenient forum.

9.3	Assignment. The Executive may not assign this Agreement. The Company may assign this Agreement to any successor to all or substantially all of the Company’s business or assets.

9.4	Severability. The invalidity or unenforceability of any provision hereof shall not in any way affect the validity or enforceability of any other provision.

9.5	Entire Agreement; Amendment; Waiver. This Agreement (including Appendix A and any Applicable State Rider hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes prior understandings. Any amendment or waiver must be in a writing signed by both parties.

9.6	Counterparts; Electronic Signatures. This Agreement may be executed in counterparts and by electronic signature, each of which shall be deemed an original and all of which together constitute one instrument, and shall become effective as of the Effective Date when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

[Signatures on following page]

17

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

COMPANY:

Perma-Fix Environmental Services, Inc.

By:	/s/ Larry Shelton
Print Name:	Larry Shelton
Title	Chairman of the Board

EXECUTIVE:

/s/ Mark Duff
Print Name:	Mark Duff

18

APPENDIX A — DEFINITIONS

A.	Interpretation; Cross-References.

Capitalized, bold-faced terms used in this Agreement and not otherwise defined in the body of the Agreement have the meanings set forth in this Appendix A, which is incorporated by reference into and forms part of the Agreement.

B.	Access Credentials; Authentication Materials.

“Access Credentials” or “Authentication Materials” means any means of access or authentication to Company Systems or Company Data, including without limitation usernames, passwords, passphrases, PINs, private keys, certificates, API tokens, secrets, recovery keys, backup codes, and multi-factor authentication materials.

C.	API.

“API” means application programming interface, a set of rules or protocols that enables software applications to communicate with each other to exchange data, features and functionality.

D.	API Keys.

“API Keys” means the unique identifiers used to authenticate software and systems attempting to access other software or systems via an application programming interface, or API.

E.	Cause.

“Cause” means (i) the Executive’s conviction of, or plea of guilty or nolo contendere to, a felony involving moral turpitude; (ii) willful misconduct or gross neglect having a material adverse effect on the Company; (iii) fraud or embezzlement against the Company; (iv) willful failure to comply with a lawful directive of the CEO or the Board; (v) material violation of written Company policy (including policies regarding discrimination, harassment, or ethics); (vi) unauthorized disclosure of Confidential Information; or (vii) material breach of this Agreement. For the avoidance of doubt, a failure due to Disability shall not constitute Cause. No act or omission will be “willful” unless done in bad faith and without reasonable belief it was in the Company’s best interest.

Appendix A-page 1

F.	Change in Control.

“Change in Control” means, for purposes of the Agreement, any of the following events, within the meaning of Code Section 409A(a)(2)(A)(v), occurring during the Term:

(i)	individuals who, as of the date of this Agreement, constitute the Board of Directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any person becoming a director subsequent to the date of this Agreement, whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company, or other actual or threatened solicitation of proxies by or on behalf of an individual, entity or group other than the Board relating to the election of the directors of the Company) shall be deemed to be, for purposes of this Agreement, a member of the Incumbent Board; or

(ii)	the date that any one person, or more than one person acting as a group (as defined in Treas. Regs. Section 1.409A-3), acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; or

(iii)	the date any one person, or more than one person acting as a group (as defined in Treas. Regs. Section 1.409A-3), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing thirty percent (30%) or more of the total voting power of the stock of the Company, other than the acquisition by any person or group, which as of the date hereof has such ownership; or

(iv)	the Company’s execution of an agreement for a merger or consolidation or other business combination involving the Company in which the Company is not the surviving corporation, or, if immediately following such merger or consolidation or other business combination, less than fifty percent (50%) of the surviving corporation’s outstanding voting stock is held by persons who are stockholders of the Company immediately prior to such merger or consolidation or other business combination; or

(v)	the Company’s adoption of a plan of dissolution or liquidation, other than if the Company is in bankruptcy at the time such plan of dissolution or liquidation is adopted.

For purposes of the Agreement, the term “person” shall mean any individual, firm, corporation, or other entity, and shall include any successor (by merger, consolidation, or otherwise) of such entity.

G.	Company Data.

“Company Data” means any data or information, in any form or medium, that is collected, generated, processed, stored, transmitted, or maintained by or for the Company or any affiliate, including operational, financial, technical, commercial, customer, supplier, workforce, and compliance data.

Appendix A-page 2

H.	Company Property.

“Company Property” means all property, whether tangible or intangible, owned, licensed, or otherwise held by the Company or any affiliate, including without limitation equipment, hardware, devices, removable media, documents, notes, drawings, models, prototypes, samples, badges, keys, cards, and any copies thereof.

I.	Company Systems.

“Company Systems” means all information systems, networks, applications, accounts, collaboration tools, communication systems, cloud/SaaS services, endpoints, and environments that are owned, leased, licensed, or operated by or for the Company or any affiliate.

J.	Disability.

“Disability” means the Executive’s inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which has resulted or may reasonably be expected to result in death or to last for a continuous period of not less than 12 months. Any such condition satisfying the foregoing standard shall be deemed to constitute a Disability for purposes of this Agreement.

In addition, the Executive shall be presumed to have a Disability for purposes of this Agreement if the Executive is unable to substantially perform the material duties of his position for a period of one hundred twenty (120) consecutive days or for an aggregate of one hundred eighty (180) days in any twelve (12)-month period, in each case by reason of a medically determinable physical or mental impairment. Any such presumption may be rebutted by medical evidence demonstrating that the Executive does not meet the requirements set forth in the immediately preceding sentence.

Any determination of Disability under this Appendix A shall be made in good faith by the Board based on medical evidence reasonably satisfactory to the Company.

K.	Encryption Keys; Certificates; Tokens.

“Encryption Keys; Certificates; Tokens” means cryptographic keys (public or private), key material, key stores, digital certificates, security tokens, and any associated metadata used to secure or validate access to Company Systems or Company Data.

L.	Good Reason.

“Good Reason” means occurrence of any of the following events without the Executive’s express consent:

(a) a “Material Diminution,” as defined in this Appendix A;

Appendix A-page 3

(b) a material reduction of the Executive’s Base Salary (other than a reduction not exceeding 10% implemented across-the-board for similarly situated executives); or

(c) the relocation of the Executive to an office outside of the Knoxville, Tennessee metropolitan area.

To resign for Good Reason, the Executive must provide written notice to the Company within 30 days after first becoming aware of the event; the Company shall have 30 days after receipt of such notice to cure; and, if not cured, the resignation must occur within 60 days after the occurrence of the event constituting “Good Reason.”

M.	Material Diminution

“Material Diminution” means a change that materially and adversely reduces decision-making authority/budget, number/grade of direct reports, control over primary functions, or stature within the organizational hierarchy, in each case as compared to those in effect immediately prior to such change (immaterial changes or changes reasonably incident to a reorganization shall not constitute a Material Diminution).

N.	Personal Data.

“Personal Data” means any information relating to an identified or identifiable natural person, including without limitation names, contact details, identifiers, online identifiers, device IDs, geolocation data, HR/benefits data, and any information protected by privacy, employment, healthcare, consumer protection, or similar laws.

O.	MFA Seed Material

“MFA Seed Material” means any seed value, shared secret, Base32 key (an API key whose underlying binary data has been converted into a human-readable, text-safe string using the Base32 encoding scheme), QR code, export file, or other information used to generate one-time authentication codes or to provision or recover multi-factor authentication for any account, device, application, or service.

P.	System Logs.

“System Logs” means logs, telemetry, audit trails, event data, alerts, forensics artifacts, and similar records generated by or relating to Company Systems or Company Data.

Q.	Threat Intelligence.

“Threat Intelligence” means information regarding vulnerabilities, exploits, indicators of compromise, adversary tactics/techniques/procedures, threat actor activity, and defensive playbooks or detections used to protect Company Systems or Company Data.

Appendix A-page 4

TENNESSEE RIDER

TENNESSEE STATE RIDER (NON-COMPETITION)

This Tennessee State Rider (this “Rider”) applies solely to the extent the Executive is deemed, at the time of termination of employment, to reside or work primarily in the State of Tennessee. Capitalized terms not otherwise defined in this Rider have the meanings set forth in the Executive Employment Agreement to which this Rider is attached (the “Agreement”).

1.	Restricted Period

The “Restricted Period” for purposes of this Rider shall be the twelve (12) month period immediately following the Executive’s termination of employment with the Company for any reason.

2.	Restricted Territory

For purposes of this Rider, the “Restricted Territory” means any geographic area in which the Company or any of its subsidiaries conducted material business operations during the twelve (12) month period immediately preceding the Executive’s termination of employment.

3.	Non-Competition Covenant

During the Restricted Period and within the Restricted Territory, the Executive shall not, directly or indirectly (whether as an employee, consultant, advisor, officer, director, partner, member, manager, owner, investor, or otherwise), engage in, render services to, or assist any Competing Business, in each case in any capacity that is the same as or substantially similar to the duties and responsibilities performed by the Executive for the Company during the twelve (12) month period immediately preceding termination.

4.	Competing Business

For purposes of this Rider, “Competing Business” means any business that is engaged in the treatment, processing, storage, transportation, disposal, or remediation of hazardous, radioactive, mixed, or industrial waste, or that otherwise provides services that are competitive with those provided by the Company or its subsidiaries at any time during the Executive’s employment.

5.	Acknowledgment of Reasonableness

The Executive acknowledges and agrees that:

(a)	the restrictions set forth in this Rider are reasonable in duration and geographic scope;

(b)	the restrictions are no broader than necessary to protect the legitimate business interests of the Company, including its Confidential Information, trade secrets, and strategic relationships; and

(c)	the Executive has received adequate consideration in exchange for the covenants contained in this Rider.

6.	Enforcement; Judicial Modification

If any provision of this Rider is determined by a court of competent jurisdiction to be unenforceable because of its scope, duration, or geographic reach, such court is expressly authorized to modify such provision to the minimum extent necessary to render it enforceable under Tennessee law, and the provision as so modified shall be enforced.

TN RIDER - Page 1 of 1